Filed Pursuant to Rule 424(b)(3)

Registration No. 333-268603

PROSPECTUS SUPPLEMENT NO. 16

(to Prospectus dated March 17, 2023)

Scilex Holding Company

Up to 71,459,469 Shares of Common Stock

Up to 11,003,988 Shares of Common Stock Issuable Upon the Exercise of Warrants

Up to 5,490,617 Warrants

This prospectus supplement updates and supplements the prospectus dated March 17, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-268603) for which Post-Effective Amendment No. 1 was filed with the Securities and Exchange Commission on March 14, 2023 and declared effective by the Securities and Exchange Commission on March 17, 2023. This prospectus supplement is being filed to update and supplement the information in the selling securityholder table in the Prospectus to reflect the sale of (A) 60,068,585 shares of Common Stock; (B) 29,057,097 shares of Series A Preferred Stock; and (C) warrants exercisable for 4,490,617 shares of Common Stock ((A) through (C) together, the “Purchased Securities”) by Sorrento Therapeutics, Inc. (“Sorrento”) to Scilex Holding Company by delivery of such Purchased Securities to SCLX Stock Acquisition JV LLC, a Texas limited liability company (“SCLX JV”) and our indirect wholly-owned subsidiary, of which warrants exerciseable for 4,000,000 shares of Common Stock were subsequently transferred by SCLX JV to Oramed Pharmaceuticals, Inc., a Delaware corporation (“Oramed”).

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of 11,003,988 shares of our common stock, par value $0.0001 per share (“Common Stock”), issuable upon the exercise of (i) 4,104,000 private placement warrants (the “Private Warrant Shares”) originally sold in a private placement at a price of $0.75 per warrant in connection with the initial public offering of Vickers Vantage Corp. I (“Vickers”) (and a portion of which were subsequently transferred to Sorrento at no cost in connection with the Business Combination (as defined below)) (the “Private Warrants”) and (ii) 6,899,988 public warrants (the “Public Warrant Shares”) originally sold to the public investors in connection with the initial public offering of units of Vickers (the “Public Warrants” and together with the Private Warrants, the “Warrants”) at a price of $10.00 per unit, with each unit consisting of one ordinary share of Vickers and one-half of one warrant to purchase one ordinary share of Vickers. Each Warrant entitles the holder thereof to purchase one share of our Common Stock at a price of $11.50 per share. We will not receive the proceeds from the resale of the Private Warrant Shares or the Public Warrant Shares hereunder; however, we will receive the proceeds from any exercise of the Private Warrants and the Public Warrants.

The Prospectus and this prospectus supplement also relates to the offer and sale from time to time by:

(a) the selling stockholders named in this prospectus supplement (including their permitted transferees, donees, pledgees and other successors-in-interest) (collectively, the “Selling Stockholders”) of up to an aggregate of 71,459,469 shares (the “Resale Shares”) of our Common Stock, consisting of:

(i) up to 3,983,057 shares of Common Stock (the “Sponsor Shares”) held by Vickers Venture Fund VI Pte Ltd, Vickers Venture Fund VI (Plan) Pte Ltd, Pei Wei Woo, Suneel Kaji and Steve Myint (collectively, the “Sponsors”), comprised of 3,450,000 shares that were issued on November 9, 2022 upon conversion of the same number of our former ordinary shares (initially acquired by the Sponsors prior to the initial public offering of units of Vickers Vantage Corp. I at a purchase price of $0.007 per ordinary share) in connection with the Domestication and the Business Combination (each as defined below) and 533,057 shares that were also issued on November 9, 2022 upon the contribution of certain indebtedness by Vickers Venture Fund VI Pte Ltd and Vickers Venture Fund VI (Plan) Pte Ltd at a contribution value of $10.00 per share, in connection with the Business Combination pursuant to a debt contribution agreement;

(ii) up to 61,985,795 shares of Common Stock (the “Merger Shares”) issued to Sorrento on November 10, 2022 in connection with the Business Combination at an equity consideration value of $10.00 per share;

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(iii) up to 4,104,000 Private Warrant Shares issuable upon the exercise of the Private Warrants at an exercise price of $11.50 per share; and

(iv) up to 1,386,617 Public Warrant Shares issuable upon the exercise of the Public Warrants held by certain Selling Stockholders at an exercise price of $11.50 per share; and

(b) the selling warrantholders named in this prospectus supplement (including their permitted transferees, donees, pledgees and other successors-in-interest) (collectively, the “Selling Warrantholders” and, together with the Selling Stockholders, the “Selling Securityholders”) of up to 4,104,000 Private Warrants (which were originally issued at a price of $0.75 per Private Warrant, of which 3,104,000 were transferred from the Sponsors to Sorrento at no cost in connection with the Business Combination), and 1,386,617 Public Warrants (which were acquired by Sorrento in open-market purchases at a weighted average purchase price of $0.3078 per Public Warrant). Sorrento subsequently transferred 4,490,617 warrants held by it to SCLX JV, of which 4,000,000 warrants were subsequently transferred by SCLX JV to Oramed.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “SCLX”. On October 5, 2023, the last reported sales price per share of our Common Stock was $1.48. Our Public Warrants are listed on the Nasdaq Capital Market under the symbol “SCLXW.” On October 5, 2023, the closing sale price per warrant of our Public Warrants was $0.44.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 4 of the Prospectus as well as risks and uncertainties described under similar headings in any amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 6, 2023

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ABOUT THIS PROSPECTUS SUPPLEMENT

On February 13, 2023, Sorrento Therapeutics, Inc. (“Sorrento”), a Delaware corporation, and its wholly owned direct subsidiary, Scintilla Pharmaceuticals, Inc. (“Scintilla” and together with Sorrento, the “Debtors”), commenced voluntary proceedings under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). On September 21, 2023, we entered into that certain Stock Purchase Agreement with Sorrento (the “Stock Purchase Agreement”). Pursuant to the Stock Purchase Agreement, on September 21, 2023 (the “Sorrento Closing Date”), Sorrento sold to Scilex Holding Company by delivery of such Purchased Securities to SCLX JV (A) 60,068,585 shares of Common Stock, (B) 29,057,097 shares of Series A Preferred Stock, and (C) Warrants exercisable for 4,490,617 shares of Common Stock (which constitutes the entirety of the holdings of the capital stock in Scilex that is currently held by Sorrento, other than the 1,917,210 additional shares of Common Stock held by Sorrento in abeyance for the benefit of certain holders of warrants to purchase shares of common stock of Sorrento who may be entitled to receive shares of Common Stock pursuant to the terms of the applicable warrants as a result of the previously declared dividend of shares of Common Stock by Sorrento).

The aggregate consideration for the Purchased Securities (the “Aggregate Consideration”) was (i) $100,000,000 which such amount was satisfied by the assumption by us of the obligations of the Debtors (the “Oramed DIP Assumption”) under that certain Senior Secured, Super-Priority Debtor-in-Possession Loan and Security Agreement, by and among Oramed, on the one hand, and the Debtors, on the other hand, dated as of August 8, 2023, plus (ii) a credit bid, on a dollar-for-dollar basis, pursuant to Section 363(k) of the Bankruptcy Code, in respect of any and all amounts of principal and accrued but unpaid interest outstanding, and any other obligations of the Debtors, in each case, under that certain Junior Secured, Super-Priority Debtor-in-Possession Loan and Security Agreement, by and among us as lender, and the Debtors, as borrowers, dated as of July 28, 2023, as of the
Sorrento Closing Date, plus (iii) $5,000,000 which we paid to Sorrento on September 13, 2023 as an advance payment of the purchase price, plus (iv) $5,000,000 which we paid to Sorrento on the Closing Date, plus (v) the assumption and assignment of all of the obligations of Sorrento to Paul Hastings LLP for legal fees and expenses reflected in Paul Hastings LLP’s proof of claim #238 filed with the Bankruptcy Court in the amount of $12,249,244.09 (the “Legal Fee Assumption”). On September 21, 2023 we entered into that certain Securities Purchase Agreement (the “Securities Purchase Agreement”), between us and Oramed, pursuant to which, among other things, we (a) issued Oramed a senior secured promissory note in the aggregate principal amount of $101,875,000.00 (the “Oramed Note”), (b) issued warrants to purchase an aggregate of up to 13,000,000 shares of Common Stock, subject to the limitations and restrictions on exerciseability set forth therein, having an exercise price of $0.01 per share (the “Penny Warrants”) and (c) transferred Warrants exercisable for 4,000,000 shares of Common Stock (the “Transferred Warrants”) held by our subsidiary SCLX JV to Oramed (the “Oramed Agreement”).

In connection with the Securities Purchase Agreement, we and certain of our subsidiaries (collectively, the “Guarantors”) entered into a subsidiary guarantee (the “Subsidiary Guarantee”) with Oramed and Acquiom Agency Services LLC, as the collateral agent (the “Agent”) for the holders of the Oramed Note, pursuant to which, the Guarantors agreed to guarantee and act as surety for payment of the Oramed Note and any additional notes issued by us after the Sorrento Closing Date in full or partial substitution of the Oramed Note (“Additional Notes”). Also in connection with the Securities Purchase Agreement, on September 21, 2023, we and the Guarantors entered into a security agreement (the “Security Agreement”) with the Agent, pursuant to which we and the Guarantors granted to the Agent (on behalf of and for the benefit of the holders of the Oramed Note and any Additional Notes) a security interest in all or substantially all of our and each Guarantor’s property, respectively, to secure the prompt payment, performance and discharge in full of all of the Company’s obligations under the Notes and Additional Notes and the Guarantors’ obligations under the Subsidiary Guarantee. In connection with the Oramed DIP Assumption, on September 21, 2023, we entered into an assignment, assumption and release agreement (the “DIP Assignment Agreement”) with the Debtors. Pursuant to the DIP Assignment Agreement, the Debtors assigned and transferred to us all of their rights, title and interest and duties, liabilities and obligations under that certain Senior Secured, Super-Priority Debtor-In-Possession Loan and Security Agreement entered into by the Debtors and Oramed on August 9, 2023. In connection with the Legal Fee Assumption, we and Sorrento entered into a letter agreement (the “Letter Agreement”) on the Sorrento Closing Date, pursuant to which, among other things, we agreed to assume all of Sorrento’s obligations for certain legal fees and expenses in the aggregate amount of approximately $12.2 million. Also in connection with the Securities Purchase Agreement, on September 21, 2023, we and Oramed entered into a registration rights agreement (the “Oramed RRA”), pursuant to which we agreed to, among other things, file with the Securities and Exchange Commission this prospectus supplement to reflect the transfer of the Transferred Warrants to Oramed on or before October 6, 2023.

Accordingly, this prospectus supplement is being filed solely to (i) update information to reflect the sale and purchase of the Purchased Securities (the “Sorrento Transactions”); (ii) add SCLX JV and Oramed to the selling securityholder table; and (iii) provide that as a result of the Sorrento Transactions, we are no longer a “controlled company” under the corporate governance rules of Nasdaq. Capitalized terms not otherwise defined herein shall have the meaning given in the Prospectus.

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RISK FACTORS

As a result of the Sorrento Transactions, we are no longer a controlled company. Accordingly, any disclosures in the Prospectus regarding our status as a controlled company should be disregarded. The following risk factor is hereby added to the “Risk Factors” section of the Prospectus. Except as described herein, no other changes or amendments to the “Risk Factors” section in the Prospectus are being made hereby.

We are no longer a “controlled company” under the corporate governance rules of Nasdaq. However, during the applicable phase-in periods, we may rely on exemptions from certain corporate governance requirements, which may limit the presence of independent directors on our Board or committees of our Board.

Previously, Sorrento beneficially owned, in the aggregate more than 50% of the combined voting power for the election of our Board. However, on September 21, 2023, Sorrento sold (A) 60,068,585 shares of Common Stock, (B) 29,057,097 shares of Series A Preferred Stock, and (C) Warrants exercisable for 4,490,617 shares of Common Stock (which constitutes the entirety of the holdings of the capital stock in Scilex that was held by Sorrento, other than the 1,917,210 additional shares of Common Stock held by Sorrento in abeyance for the benefit of certain holders of warrants to purchase shares of common stock of Sorrento) to SCLX JV. The securities held by Sorrento were sold for the Aggregate Consideration. Upon the consummation of the Sorrento Transactions, Sorrento no longer controls a majority of the voting power of our outstanding capital stock, and as a result, we ceased to be a “controlled company” within the meaning of Nasdaq’s corporate governance standards. As a result, we are subject to additional corporate governance requirements, including the requirements that: (i) a majority of our board of directors consist of independent directors, (ii) our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (iii) director nominees must be selected or recommended for the board’s selection, either by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or a nominating and corporate governance committee comprised solely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Nasdaq Listing Rules provide for phase-in periods for these requirements (including that each such committee consist of a majority of independent directors within 90 days of no longer being a “controlled company”), but we must be fully compliant with the requirements within one year of the date on which we cease to be a “controlled company.”

As of the date of this prospectus supplement, a majority of the directors on our Board are independent, and each of the directors serving on our audit, nominating and corporate governance and compensation committees are independent. We also adopted formal written charters for each of our audit, nominating and corporate governance, and our compensation committees at the closing of the Business Combination. While as of the date of this prospectus supplement, we are in compliance with the additional Nasdaq corporate governance requirements listed above, we may be unable to retain the number of independent directors needed to comply with such rules during the transition period. Moreover, until we are fully subject to these requirements, our stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

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SELLING SECURITYHOLDERS

The following information is provided to update the selling securityholder table in the Prospectus to reflect the sale of (A) 60,068,585 shares of Common Stock, (B) 29,057,097 shares of Series A Preferred Stock, and (C) Warrants exercisable for 4,490,617 shares of Common Stock by Sorrento to SCLX JV, of which Warrants exercisable for 4,000,000 shares of Common Stock were subsequently transferred by SCLX JV to Oramed. No other changes or amendments to the selling securityholder table as set forth in the Prospectus are being made hereunder.

We cannot advise you as to whether the Selling Securityholders will in fact sell any or all of such shares of Common Stock or Warrants. In particular, the Selling Securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their securities after the date on which they provided us with information regarding their securities in transactions exempt from registration under the Securities Act. Information about the Selling Securityholders may change over time. Any changed information will be set forth in a prospectus supplement or amendments to the registration statement of which this prospectus supplement is a part, if and when required. Any prospectus supplement or amendments to the registration statement may add, update, substitute, or change the information contained in this prospectus supplement, including the identity of each Selling Securityholder and the number of shares registered on its behalf. A Selling Securityholder may sell or otherwise transfer all, some or none of such shares in this offering. See “Plan of Distribution”.

Except for the transactions contemplated by the Stock Purchase Agreement between us and Sorrento, the Securities Purchase Agreement between us and Oramed, the Subsidiary Guarantee between us and Oramed, the Security Agreement between us, the Guarantors and the Agent (on behalf of and for the benefit of the holders of the Oramed Note and any Additional Notes), the DIP Assignment Agreement between us and the Debtors, and the Letter Agreement with Sorrento, and the Oramed RRA between us and Oramed no Selling Securityholder has had any material relationship with us or any of our affiliates within the past three years other than as a securityholder.

The following table sets forth certain information provided by or on behalf of the Selling Securityholders as of September 22, 2023 concerning the Resale Shares and Warrants that may be offered from time to time by each Selling Securityholder with this prospectus supplement. See “Plan of Distribution.” For the purposes of the following table, we have assumed that the Selling Securityholders will have sold all of the securities covered by this prospectus supplement upon the completion of the offering. The beneficial ownership of Common Stock is based on 153,468,676 shares of such common stock outstanding as of September 22, 2023. Voting power is based on an aggregate of 182,525,773 shares of our capital stock outstanding as of September 22, 2023, comprised of 153,468,676 shares of Common Stock and 29,057,097 shares of Series A Preferred Stock. All shares of Series A Preferred Stock are held by SCLX JV. Up to 6,467,692 shares of our Common Stock issuable upon the exercise of the Public Warrants that are not held by Oramed or SCLX JV, which are also covered by this prospectus supplement, are not included in the table below.

Name and Address of Selling Securityholder	Beneficial Ownership of Common Stock Prior to the Offering			Warrants Beneficially Owned Prior to the Offering	Number of Shares of Common Stock Being Offered	Warrants Being Offered	Beneficial Ownership of Common Stock After the Offered Shares are Sold		Warrants Beneficially Owned After the Offered Warrants are Sold	% of Total Voting Power After this Offering
	Number of Shares of Common Stock		% of Class				Number of Shares	Percent
Sorrento Therapeutics, Inc.	1,917,210	(1)	1.2%	—	1,917,210	—	—	—	—	—
Oramed Pharmaceuticals Inc.	4,000,000	(2)	2.5%	4,000,000	4,000,000	—	—	—	—	—
SCLX Stock Acquisition JV LLC	60,559,202	(3)	39.3%	490,617	60,068,585	490,617	—	—	—	15.9	%(4)

(1)

The business address of Sorrento Therapeutics, Inc. is 4955 Directors Place, San Diego, CA 92121. Represents 1,917,210 shares being held in abeyance for the benefit of certain holders of warrants to purchase shares of common stock of Sorrento who may be entitled to receive shares of Common Stock pursuant to the terms of the applicable warrants as a result of the previously declared dividend of shares of Common Stock by Sorrento.

(2)

Represents Warrants exercisable for 4,000,000 shares of Common Stock within 60 days of September 22, 2023, which were transferred to Oramed in connection with the Sorrento Transactions. The Penny Warrants issued to Oramed pursuant to the Securities Purchase Agreement are not exerciseable within 60 days of September 22, 2023 and therefore the shares of Common Stock underlying such warrants are not included in this column. The shares of Common Stock issuable upon exercise of the Penny Warrants will be registered for resale under a separate registration statement pursuant to the terms of the Oramed RRA. The business address of Oramed Pharmaceuticals Inc. is 1185 Avenue of the Americas, Third Floor, New York, New York 10036.

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(3)

Represents (a) 60,068,585 shares of Common Stock and (b) 490,617 Warrants exercisable within 60 days of September 15, 2023, in each case, transferred to SCLX JV in connection with the Sorrento Transactions. Does not include any shares of Series A Preferred Stock. The voting and dispositive power of the equity securities of the Company (including the Series A Preferred Stock) held by SCLX JV are subject to the control of an independent manager until such time as the Oramed Note and any Additional Notes are paid in full. The business address of SCLX Stock Acquisition JV LLC is 960 San Antonio Road, Palo Alto, CA 94303.

(4)	Represents total voting power of the 29,057,097 shares of Series A Preferred Stock held by SCLX JV.

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